Ralph A. Rogers, Jr.
Senior Vice President
Chief Accounting Officer
Financial Services
March 20, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-07434
Dear Mr. Rosenberg:
We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand our company and the matters which affect our financial position and results of operations.
Below, we have listed your comments for ease of reference and our responses.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page II-6
Critical Accounting Estimates, page II-7
Policy Liabilities, page II-9
1.	It appears that you have significantly revised your estimate of the liability for unpaid policy claims recorded in prior years. Please provide us, using disclosure- type format, proposed revisions to your existing disclosure an explanation of the reasons for your change in estimate. For each liability and lines of business, please include the following disclosures:

a.	Identify the years to which the change in estimate relates and disclose the amount of the related liability as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the liability.
b.	Identify the changes in the key assumptions you made to estimate the liability since the last reporting date.
c.	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information required since the last reporting date that led to the change in estimate.
d.	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
We acknowledge that we previously commented on this matter in comment one of our August 16, 2007 comment letter, and also in comment three of our January 7, 2004 comment letter. However, we are unsure how the current discussion addresses the change in estimates that occurred during the year ended December 31, 2007.
Response:
In 2007, our unpaid policy claims liability for prior years declined by approximately $400 million.
More than 70% of the release of our unpaid policy claims liability resulted from IBNR that is estimated using a claim cost and completion factor method. During the first 12 months after a claim is incurred, we estimate the ultimate cost of the claim based on initial expected claim cost factors that reflect our experience in prior periods. In the thirteenth month after incurral, we change the estimating basis to a completion factor method because the actual cash payments to date for claims 13 or more months old are deemed to have sufficient credibility on which to base the remaining liability estimate. Prior to the thirteenth month, the historical claim cost method is deemed to have more credibility. The difference in estimate between the two methods is routinely recognized in our financial statements in the thirteenth month after a claim is incurred.
For the past several years, we have experienced a downward trend in our current period hospitalization claim costs, primarily in Japan. For this reason, our claim cost estimate as of December 31, 2006 was high. Redundancy or insufficiency is initially recognized when the claims reach the thirteenth month after incurral. If the downward trend in hospital claims continues, we will see a release in the unpaid policy claims liability for prior years during 2008 that is similar to what we experienced in 2007. However, if claim trends stabilize or deteriorate, then the unpaid policy claims liability for prior years could have a much smaller release or an increase.
More than 75% of the 2007 release of prior period claim liability was related to claims incurred in 2006. The remainder was related to claims incurred prior to 2006.

Note 3. Investments page II-64
2.	Please revise your disclosure to comply with paragraph 17b of FSP FAS 115-1/FAS 124-1. More specifically, please provide a more robust discussion of your rationale for concluding that unrealized losses are not other-than-temporary impairments, particularly given that 77% of the unrealized loss has been in an unrealized loss position for more than 12 months. Your discussion on page II-72 only discusses a small part of the unrealized losses. In addition, please revise to discuss your significant concentration of unrealized losses in the banking/financial institution industry and the significant increase in the unrealized losses in that industry from the prior year clarifying why you believe no impairment is required.
Response:
As disclosed in our Form 10-K, as of December 31, 2007 our investment portfolio is very highly rated with only 1.9% at amortized cost below investment grade (1.5% at fair value) and 81.3% at amortized cost rated A or better (81.9% at fair value). Accordingly, the main contributor to the increasing unrealized losses in sectors other than the government and guaranteed sector is the common factor of widening credit spreads globally and to a lesser extent, changes in foreign exchange rates, while the government and guaranteed sector is purely driven by existing risk free interest rates and/or exchange rates as of December 31, 2007.
In light of your comment, we propose the following expanded disclosures to be included in our future filings to include disclosure regarding our concentration in the banks/financial institutions sector.
Our total investment in the banks and financial institutions sector including those classified as perpetual debentures as of December 31, 2007 is $23,941 million or 44% of our total investment portfolio at amortized cost ($23,348 million or 43% at fair value) compared with $21,803 million or 45% of our total investment portfolio at amortized cost ($22,139 million or 44% at fair value) as of December 31, 2006. We invest in the top financial institutions globally because we believe this sector has a very desirable risk profile. The banks and financial institutions sector is a highly regulated industry and plays a strategic role in the global economy. While this is our largest sector concentration, we achieve some degree of diversification through a geographically diverse universe of credit exposures.

The following table shows the composition of our investments in an unrealized loss position in the banks and financial institutions sectors by fixed maturity securities and perpetual debentures. The table reflects those securities in that sector that are in an unrealized loss position as a percentage of our total investment portfolio in an unrealized loss position and their respective unrealized losses as a percentage of total unrealized losses as of December 31.

	2007		2006
	Total		Total
	Investments in	Total	Investments in	Total
	an Unrealized Loss	Unrealized	an Unrealized Loss	Unrealized
	Position	Losses	Position	Losses

Fixed maturities	40%	41%	36%	36%
Perpetual debentures	14%	22%	17%	22%

Total	54%	63%	53%	58%

All of the investments in the government and guaranteed sector were investment grade at December 31, 2007 and 2006. The unrealized losses on our investments in this sector, which include U.S. Treasury obligations, direct obligations of U.S. government agencies, Japan government bonds, and direct obligations of Japan government agencies were caused by changes in interest rates and/or foreign exchange rates. The contractual cash flows of these investments are guaranteed by either the U.S. or Japanese governments. Furthermore, the contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Unrealized gains and losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. As the investments near maturity the unrealized gains or losses can be expected to diminish. Because the unrealized losses in this sector are considered to be interest rate driven and because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other than temporarily impaired at December 31, 2007.
As of December 31, 2007 and 2006, all of our fixed maturity investments in the municipalities; mortgage and asset backed securities; sovereign and supranational; and banks/financial institutions sectors were investment grade while 99.7% of securities in the public utilities sector was investment grade compared with 100% at the end of the preceding period. We have determined that the majority of the unrealized losses on the investments in these sectors were caused by widening credit spreads globally and to a lesser extent, changes in foreign exchange rates. Due to the liquidity contraction experienced in the capital markets during 2007, credit spreads continued to widen sharply throughout the year causing the increase in the unrealized losses in these sectors as of December 31, 2007 as compared to 2006. However, we have determined that the ability of the issuers to service our investments has not been compromised by these factors. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit related factors develop, as investments near maturity the unrealized gains or losses can be expected to diminish. Because the unrealized losses in these sectors are considered to be principally the result of widening credit spreads and because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other than temporarily impaired at December 31, 2007.

We have determined that the unrealized losses in our collateralized debt obligation (CDO) portfolio are primarily the result of widening global credit spreads due to, among other things, a contraction of liquidity in all capital markets. However, as of December 31, 2007 and 2006, all of our investments in the CDO sector carried ratings of single-A or better. Moreover, during this period none of our CDOs experienced any credit events to the underlying reference obligations. Nor did they experience any changes in structural subordination or writedowns of underlying collateral. Based on our reviews, we currently believe it is probable that we will collect all amounts due according to the contractual terms of our CDO investments. Therefore, it is expected that our investment would not be settled at a price less than the amortized cost of the investment. Because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other than temporarily impaired at December 31, 2007.
As of December 31, 2007, 54% of the securities in the other corporate sector was investment grade compared with 40% at the end of the preceding period. For any credit-related declines in market value, we perform a more focused review of the related issuer’s credit ratings, financial statements and other available financial data, timeliness of payment, competitive environment and any other significant data related to the issuer. From those reviews, we evaluate the issuers’ continued ability to service our investments. Included in the unrealized losses on the other corporate sector is an unrealized loss of $67 million on Aflac Japan’s investment of $210 million (24 billion Yen) in Tollo Shipping Company S.A. Our investment is guaranteed by the issuer’s parent, Compania Sudamerican de Vapores S.A. (CSAV). The decline in fair value of the security was primarily caused by two factors: depressed revenue due to competitive pricing pressures in the container shipping industry and weaker operating margins due to sharply increased fuel costs. The contractual terms of this investment do not permit the issuer or its parent to settle the security at a price less than the amortized cost of the investment, and give priority to repayment of our investment under certain circumstances. While CSAV’s credit rating has remained at BB+ (S&P), we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Therefore, it is expected that our investment would not be settled at a price less than the amortized cost of the investment.
On page II-56 in Note 1 of the Notes to the Consolidated Financial Statements, we describe in detail our processes for monitoring and evaluating the difference between the amortized cost and fair value of our investments. Based on our credit related reviews of the issuers in the other corporate sector, we have determined that there is little risk that we will not recover our investment in these issuers. Because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other than temporarily impaired at December 31, 2007.
The majority of our investments in the perpetual debenture category are in Tier 1 and Tier 2 capital securities of highly rated global financial institutions. As of December 31, 2007, 93% of our investments in this category were investment grade compared with 86% at the end of the preceding period. For any credit-related declines in market value, we perform a more focused review of the related issuer’s credit ratings, financial statements and other available financial data, timeliness of payment, competitive environment and any other significant data related to the issuer. From those reviews, we evaluate the issuer’s continued ability to service our investment. Included in the unrealized losses in this category is an unrealized loss of $33 million on Aflac Japan’s $123 million (14 billion Yen) investment in BAWAG Capital Finance Jersey II (BAWAG). BAWAG is the only below investment grade security in this category. The decline in fair value of the security was primarily caused by losses BAWAG incurred from lending to the failed U.S. brokerage firm, REFCO and from derivative speculation in 2000. While BAWAG’s credit rating has declined from Baa3 to Ba1 (Moody’s), we currently believe it is probable we will collect all amounts due according to the contractual terms of the investment. Therefore, it is expected that our investment would not be settled at a price less than the amortized cost of the investment. Based on our credit related reviews of BAWAG, we have determined that there is little risk that we will not recover our investment in this issuer.
We have determined that the majority of our unrealized losses in the perpetual debenture category, including the increase over 2006, were principally due to widening credit spreads globally largely as the result of the contraction of liquidity in the capital markets. Credit spreads for this category were also impacted by the uncertain outlook for the classification of subordinated securities in certain regulatory environments, and to a lesser extent, changes in foreign exchange rates. Based on our reviews, we concluded that the ability of the issuers to service our investment has not been compromised by these factors. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit related factors develop, as the investments near maturity the unrealized gains or losses can be expected to diminish. Because the unrealized losses in this sector are considered to be principally driven by widening credit spreads and because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other than temporarily impaired at December 31, 2007.
3.	You state on page II-76 that you have variable interest entities that you do not consolidate because you are not the primary beneficiary. Please refer to Item 303(a)(4) of Regulation S-K regarding disclosures of off-balance sheet arrangements.

Response:
Our interests in the non-consolidated entities you reference are considered to be variable interest entities (VIEs) under FIN 46(R) Consolidation of Variable Interest Entities (FIN 46(R)). The activities of these VIEs are limited to holding the underlying collateral used to service our investment therein. Our involvement in these entities is passive in nature and we are not the arranger of these entities. Except as relates to our review and evaluation of the structure of the VIEs in the normal course of our investment decision making process, we have not been involved in establishing these entities. We have no direct or contingent obligations to fund the limited activities of these VIEs nor do we have any direct or indirect financial guarantees related to the limited activities of these VIEs. As disclosed in our 2007 Form 10-K, our sole risk of loss related to our interests in these VIEs is limited to our investment in the debt securities issued by the VIEs. Our responses to your questions are in the order of your comments.
a.	Please tell us the extent that the following items are applicable and material, for your non-consolidated CDO for which you have material exposure, and provide us revised disclosure or tell us why revised disclosure is not necessary to address these items:
•	Categories and rating of assets the off-balance sheet entity holds;
Response:
The categories and ratings of the assets held by the non-consolidated VIEs that we own are reflected in the table below.

	Amount	Moody’s	S&P
Category	(CDO Amortized Cost)	Rating	Rating

Floating Rate Credit Card ABS	$409,176,400	Aaa	AAA
Floating Rate Guaranteed Investment Contracts (GIC)	41,000,000	Aaa	AAA
Floating Rate Note (Rabobank)	43,802,000	Aaa	AAA

Total	$493,978,400	Aaa	AAA

•	Weighted-average life of assets the off-balance sheet entity holds;

Response:
The weighted-average lives of the assets held by the non-consolidated VIEs that we own are reflected in the table below.

	Amount	Weighted-Average
Category	(CDO Amortized Cost)	Life

Floating Rate Credit Card ABS	$409,176,400	8.16
Floating Rate Guaranteed Investment Contracts (GIC)	41,000,000	8.43
Floating Rate Note (Rabobank)	43,802,000	8.97

Total	$493,978,400	8.26

•	Forms of funding (commercial paper, medium-term notes, etc.) and weighted-average life of the funding the off-balance sheet entity holds;
Response:
The VIEs in which we have interests are static with respect to funding and have no ongoing forms of funding after the initial funding date. The weighted-average lives of our notes are very similar to the underlying collateral.
•	Any material difficulties the off-balance sheet entity has experienced in issuing its commercial paper or other financing during the period;
Response:
The VIEs in which we have interests are static with respect to funding and have no ongoing forms of funding after the initial funding date.
•	Any material write-downs or downgrades of assets the off-balance sheet entity holds;
Response:
The VIEs in which we have interests have not experienced any material write-downs or downgrades of their underlying assets.
•	Maximum limit of the losses to be borne by any first loss note holders;

Response:
The maximum risk of loss of any equity or debt investor is the amount of its investment in the VIE.
•	Detailed disclosure regarding your obligations under the liquidity facilities. For example, consider the following items, to the extent applicable:
Response:
The VIEs in which we have interests have no liquidity facilities, they have no ongoing forms of funding nor do we have any direct or indirect obligation relating to same. Accordingly, the sub-bullets following this main bullet are not applicable.
•	whether there are triggers associated with your obligations to fund,
Response: Not Applicable
•	whether there are any terms that would limit your obligations to perform,
Response: Not Applicable
•	any obligations under the facilities (e.g., to purchase assets from or commercial paper the off-balance sheet entity issued), and their material needs,
Response: Not Applicable
•	whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;
Response: Not Applicable
•	Whether any agreement required you to purchased securities issued by any off-balance sheet entities that you manage. If not, consider discussing your reasons for the purchase;

Response:
We have not been nor are we required to purchase securities issued by the VIEs we have interests in. Furthermore, we do not manage any of these VIEs. As noted above, our interest in these VIEs is limited to holding the investment grade debt obligations issued by the VIEs. The reason for purchasing the debt obligations issued by these VIEs is based on our normal evaluation of the risk and return profile of the investment security issued by the respective VIE.
•	Whether you provided or assisted the off-balance sheet entity in obtaining any other type of support, or whether it is your current intention to do so; and
Response:
We have not provided any assistance or any other type of financing support to the VIEs we have interests in nor do we have any intention to do so in the future.
•	Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate the entity or incur significant losses associated with the entity.
Response:
We do not anticipate any impact on debt covenants, capital ratios, credit ratings or dividends should we be required to consolidate these VIEs in the future. In the event that we incur losses on the debt securities issued by these VIEs, the impact on debt covenants, capital ratios, credit ratings or dividends would be no different than the impact from losses on any of the other debt securities we own.
b.	Please revise your disclosures to address:
•	The scenarios where you would have to consolidate the off-balance sheet entity, and your expectation of the likelihood of such consolidation; and

•	The frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the entity,

•	Any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with any material off-balance sheet entity.

Response:
Under paragraph 15 of FIN 46(R) we evaluate our involvement with the VIE at inception to determine our beneficial interests in the VIE and, accordingly, our beneficiary status. As a condition to our involvement or investment in a VIE, we enter into certain protective rights and covenants that preclude changes in the structure of the VIE that would alter the creditworthiness of our investment or our beneficial interest in the VIE. We would reevaluate our beneficiary status should a reconsideration event occur as contemplated by paragraph 15 of FIN 46(R). However, due to the static nature of these VIEs and our protective rights entered into as a condition of investing in the VIEs, there are few, if any, scenarios that would constitute a reconsideration event under FIN 46(R). To date, we have not had any reconsideration events in any of our VIEs. Absent a change in the current accounting guidance; we do not anticipate a scenario in which we would have to consolidate these VIEs.
We discuss any known trends and uncertainties which could impact our investments in the relevant sections of our management’s discussion and analysis. Since our interests in these VIEs are limited to holding the debt securities issued by the VIEs, those discussions would apply equally to our investments in the non-consolidated VIEs and to the debt securities supporting our interest therein.
c.	Tell us why you do not believe you are required to consolidate the CDO in light of the funding requirements. Addressing FIN 46R in your response.
Response:
The referenced non-consolidated entities that we have interests in do not have sufficient equity at risk to finance their activities without additional subordinated support by other parties including equity holders and are therefore considered VIEs under FIN 46(R). The VIEs that we invest in do not have multiple tranche structures but rather are single tranche structures and we invest in less than 50% of the variable interests created by those VIEs. Furthermore, we ensure by confirmation from the arranging investment bank that the remaining variable interests created by the VIEs we have interests in are issued to unrelated third parties. Since we hold less than 50% of the variable interests created by these VIEs, we are not considered to be the primary beneficiary of the VIE as contemplated by FIN 46(R) and therefore are not required to consolidate these VIEs.
d.	Please provide in your financial statements all the disclosures required by paragraph 24 of FIN 46R.

Response:
Due to the nature of our investment in these VIEs as demonstrated by the above responses, we do not feel that our investment in these non-consolidated VIEs constitute off-balance sheet arrangements as contemplated by Item 303(a)(4) of Regulation S-K. However, in light of your comments, we offer the following revised disclosures to be included in our investments footnote in future filings beginning with the 2008 first quarter Form 10-Q.
We have interests in VIEs in which we are not the primary beneficiary and are therefore not required to consolidate totaling $760 million at fair value ($853 million at amortized cost) as of December 31, 2007. Included in these VIEs are collateralized debt obligations (CDOs) totaling $399 million at fair value ($494 million at amortized cost) as of December 31, 2007. The assets and funding of these VIEs are generally static in nature. The VIEs are limited to holding the underlying collateral and credit default swap (CDS) contracts on specific corporate entities and utilizing the cash flows from the collateral and CDS contracts to service our investment therein. The underlying collateral and the reference corporate entities covered by the CDS contracts are all investment grade at the time of issuance. These VIEs do not rely on outside or ongoing forms of funding to support their activities beyond the underlying collateral and CDS contracts. We have no continuing obligation to fund these VIEs nor do we guarantee any of the VIEs in any manner. Our involvement with these VIEs began in 2006 and we have continued to invest in this type of financing vehicle from time to time. Our risk of loss associated with our interest in these VIEs is limited to our current investment therein.
The remaining VIEs that we are not required to consolidate totaled $361 million at fair value ($359 million at amortized cost) at December 31, 2007. Our investment in these VIEs is limited to loans in the form of debt obligations from the VIEs that are irrevocably and unconditionally guaranteed by their corporate parents. These VIEs are used to raise financing for their parent companies in the international capital markets. These VIEs do not rely on outside or ongoing forms of funding to support their activities beyond the guarantees of their corporate parents. We have no continuing obligation to fund these VIEs nor do we guarantee any of the VIEs in any manner. Our involvement with these VIEs began in 2004 and we have continued to invest in these financing vehicles from time to time. Our risk of loss associated with our interest in these VIEs is limited to our current investment therein.
Request:
             In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure of its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 317-6495 or rrogers@aflac.com.
Sincerely,

Ralph A. Rogers, Jr.
wlh/RAR,Jr.

cc:	Tabatha Akins, Staff Accountant
Mary Mast, Senior Accountant